Exhibit 2.7
THIRD AMENDMENT AND SUPPLEMENT TO
OPTION AGREEMENT
     This Third Amendment and Supplement to Option Agreement (this “Amendment”) is entered into effective as of the 22 day of December, 2008 by and among Mr. Enrique Homero Herrera-Martínez (“Mr. Herrera”), a Mexican national, and Mrs. Maria de Lourdes Suárez-Peña (“Mrs. Suárez”), also a Mexican national, both acting on their own behalf (Mr. Herrera and Mrs. Suárez each, a “Grantor” and, collectively, the “Grantors”), and The O’Gara Group, Inc. an Ohio corporation (“TOG”), herein represented by its Chief Executive Officer, Mr. Wilfred Theel O’Gara.
     WHEREAS, TOG and Grantors are parties to that certain Option Agreement, dated January 14, 2008, as amended by the Amendment and Supplement to Option Agreement, dated August 19, 2008, and the Second Amendment and Supplement to Option Agreement dated December 8, 2008 the “Option Agreement”); and
     WHEREAS, the parties desire to amend and/or supplement certain provisions of the Option Agreement;
     NOW, THEREFORE, in consideration of the above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree to amend and supplement the Option Agreement as follows:
     1. Section 1 of the Option Agreement shall be replaced in is entirety as follows:
“SECTION 1. GRANT OF OPTION
In consideration of the payment of US$2,000,000 made by TOG on or about January 14, 2008 (the “Initial Option Payment”), and of the payment of US$250,000 (the “Additional Option Payment”) made by TOG on or about August 19, 2008, Grantors hereby grant to TOG the right and option for TOG and any person to be designated by TOG (which designee may acquire 5 or fewer shares) at the Closing (as defined in the Purchase Agreement) to purchase all of the outstanding shares of the Company upon the terms, conditions and covenants set forth in this Agreement (“Option”). Unless TOG has exercised its rights and options under this Section 1, the term of this option shall expire at 9:00 p.m. Eastern time on February 15, 2009 or on such earlier date provided in writing by TOG (the “Expiration Date”). In the event that any of the representations of Sellers as set forth in the Purchase Agreement (as hereinafter defined) are not true and correct at the time that TOG exercises the Option or at the time of Closing and prevent TOG from closing under the terms of the Purchase Agreement, Sellers shall immediately return the Initial Option Payment and the Additional Option Payment to TOG. Until such time as TOG exercises the Option and closes the transaction in accordance with the Purchase Agreement, Grantors shall continue to own the Company and this Agreement shall not constitute a transfer of Shares or a sale of the Company. The Option granted hereunder may not be assigned, in whole or in part, without the express prior written consent of Grantors.”
     2. Section 3 of the Option Agreement shall be replaced in its entirety as follows:
“SECTION 3. PURCHASE PRICE AND FORM OF PAYMENT.
A. In the event that TOG exercises the Option, the total purchase price (“Purchase Price”) for the shares of the Company shall consist of:
(a) An initial payment (the “Initial Payment”) in the amount of US$37,750,000; plus
(b) An additional payment (the “Second Payment”) equal to the amount that the Company’s adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), subject to such adjustments in non-recurring changes and other items consistent with the Company’s past practices, for the year ended December 31, 2009 determined in accordance with Mexican GAAP exceeds US$6,500,000 multiplied by 6.5, as determined by the audited financial statements of the Company as of December 31, 2009;
B. The Initial Payment shall be payable at Closing (“Closing Payment”); and
C. The Second Payment, if applicable, shall be payable in cash within ten (10) business days after the completion and delivery of the audited financial statements of the Company as of December 31, 2009, but no later than March 31, 2010.
D. Five percent (5%) of the Closing Payment and Second Payment shall be payable in common shares of TOG (“TOG Shares”) based on Market Price (as hereinafter defined) of the TOG Shares at the time of issuance, provided that TOG has completed its IPO prior to such payment date. For purposes hereof, “Market Price” shall mean the IPO price for the Closing Payment and the average closing price per share of the TOG Shares on the principal stock exchange on which the TOG Shares are traded, during the five (5) trading days ending on the trading day which is four (4) business days prior to the Second Payment date as reported in The Wall Street Journal. In the event that the Company has not completed its IPO prior to such payment date, the applicable payment shall be payable in cash. The cash portion of the Initial Payment and the Second Payment shall be paid to Grantors in immediately available funds by wire transfer to the account designated by Grantors in United States.

E. Taking into account that TOG and its Designee are non-residents in Mexico and have no fixed place of business in Mexico, Grantors shall be solely responsible for any taxes and tax obligations of the Grantors arising in Mexico and elsewhere from the sale of the shares as provided by applicable laws and regulations. Grantors expressly agree with TOG and its Designee to provide to the Company, upon request, notarially certified copies of the tax returns and other evidence of payment of said taxes, within fifteen (15) days following the date(s) on which such taxes are due under applicable law.
F. In order to consummate the transactions contemplated by this Agreement and the Purchase Agreement, TOG and Grantors shall enter into negotiations in good faith to agree upon the most favorable tax structure that is agreeable to both parties and is legal under US and Mexican law. If the parties shall fail to reach agreement based on proposals put forward by Grantors, the cash portion of the Purchase Price shall be increased by US$1,000,000.
G. Grantors and their professional advisors may review and participate in the calculation and determination of the Company’s 2009 adjusted EBITDA.”
     3. The duration of the Option as set forth in Section 7 of the Option Agreement is hereby extended to and shall expire at 9:00 p.m. Eastern time on February 15, 2009.
     4. The changes to Section 3 of the Option Agreement shall also be reflected in the Purchase Agreement.
     5. Capitalized terms used, but not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.
     6. Except as modified in this Amendment, the parties hereby affirm all provisions of the Option Agreement and confirm that such Option Agreement is in full force and effect pursuant to the terms therein.
     IN WITNESS WHEREOF, the parties, intending to be additionally bound by the terms and conditions stated herein, have executed this Amendment effective as of the date first set forth above.

	“GRANTORS”		“TOG”
The O’Gara Group, Inc.
“MR. HERRERA”

By:		By:

	/s/ Enrique Homero Herrera-Martínez		/s/ Wilfred Theel O’Gara

	Mr. Enrique Homero Herrera-Martínez		Mr. Wilfred Theel O’Gara

“MRS. SUAREZ”

By:

/s/ Maria de Lourdes Suárez-Peña

Mrs. Maria de Lourdes Suárez-Peña

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